INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.
4235 Commerce Street
Little River, South Carolina 29566
843-390-2500

September 21, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Rufus Decker, Accounting Branch Chief

Re:	Integrated Environmental Technologies, Ltd. Form 10-K/A for the Year ended December 31, 2010 Filed August 26, 2011 Form 10-Q for the Quarter ended June 30, 2011 Filed August 22, 2011 File No. 0-26309

Dear Mr. Decker:

This letter sets forth the response of Integrated Environmental Technologies, Ltd. (“IET”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, in the Staff’s letter dated September 15, 2011, with respect to IET’s Form 10-K/A and Form 10-Q referenced above.

Form 10-Q for the Quarter Ended June 30, 2011

Stock Issuances for Services, page 19

1.	In future filings, state the value of the services received by IET for which it issued shares of common stock. See Item 701(c) of Regulation S-K.

Response – IET will state the value of the services received by IET for which IET issued shares of common stock in future filings.

If you have any questions or comments with respect to the foregoing, please contact the undersigned or our outside counsel, Paul T. Colella, Esq. of the law firm of Giordano, Halleran & Ciesla, P.C., at 732-741-3900.  Thank you.

Very truly yours, /s/ Thomas S. Gifford THOMAS S. GIFFORD Executive Vice President, Chief Financial Officer and Secretary